FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated July 12, 2011

Commission File Number 1-15148

BRF–BRASIL FOODS S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

BRF – Brasil Foods S.A.

CNPJ-MF 01.838.723/0001-27

A Publicly Traded Company with Authorized Capital

ANNOUNCEMENT TO THE MARKET

The management of BRF – Brasil Foods S.A. (“BRF” or “Company”), pursuant to Official Letter CVM/SEP/GEA-2/Nº257/2011, received by the Company from CVM (CVM - Securities and Exchange Commission of Brazil) on July 11th 2011 with respect to an article in the newspaper O Estado de São Paulo, July 9 2011 edition, under the headline: “BRF could sell 50% of plants in the domestic market” and “CADE wants to suspend the Perdigão brand”, informs the market as follows:

The Company has been in negotiations with the Administrative Council for Economic Defense (“CADE”) which could result in the signing of a Performance Commitment Agreement (“TCD”) within the scope of the Concentration Act 08012.003189/2009-10, with respect to the business combination between BRF and Sadia S.A..

Given that  these discussions are not conclusive and the terms and conditions of an eventual TCD are contingent upon CADE’s approval, only subsequent to this event can there be any certainty as to the content of the eventual aforementioned document.

The Company is unaware of the sources contacted by the newspaper for preparing the article  as headlined above.

Finally, it should be placed on record that as of this date no binding agreement has been signed between BRF  and CADE, and therefore there is no relevant fact to be announced to the market.

BRF will maintain the market informed as to developments on the matter in question.

 São Paulo, July 11 2011

Leopoldo Viriato Saboya

Chief Financial, Administration and Investor Relations Director

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   July 12, 2011

By:	/s/ Leopoldo Viriato Saboya

	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director